SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549
_______________

SCHEDULE 13D/A

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 3)

Avidity Biosciences, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

05370A108
(CUSIP Number)

Eleazer Klein, Esq. Adriana Schwartz, Esq.
919 Third Avenue
New York, New York 10022
(212) 756-2000
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 28, 2024
(Date of Event which Requires
Filing of this Schedule)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of 8 Pages)

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The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 05370A108	SCHEDULE 13D/A	Page 2 of 8 Pages

1	NAME OF REPORTING PERSON RTW Investments, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,659,809 (including 1,750,540 Shares issuable upon exercise of Pre-Funded Warrants (as defined in Item 4))*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,659,809 (including 1,750,540 Shares issuable upon exercise of Pre-Funded Warrants)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,659,809 (including 1,750,540 Shares issuable upon exercise of Pre-Funded Warrants)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.99%*
14	TYPE OF REPORTING PERSON PN, IA

* As more fully described in Item 4, the Shares issuable upon exercise of the Pre-Funded Warrants are subject to a 9.99% beneficial ownership blocker and the percentage set forth on row (13) and the number of Shares set forth on rows (8), (10) and (11) give effect to such blocker.

CUSIP No. 05370A108	SCHEDULE 13D/A	Page 3 of 8 Pages

1	NAME OF REPORTING PERSON Roderick Wong, M.D.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,659,809 (including 1,750,540 Shares issuable upon exercise of Pre-Funded Warrants)*
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,659,809 (including 1,750,540 Shares issuable upon exercise of Pre-Funded Warrants)*
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 9,659,809 (including 1,750,540 Shares issuable upon exercise of Pre-Funded Warrants)*
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) (see Item 5) 9.99%*
14	TYPE OF REPORTING PERSON IN, HC

*As more fully described in Item 4, the Shares issuable upon exercise of the Pre-Funded Warrants are subject to a 9.99% beneficial ownership blocker and the percentage set forth on row (13) and the number of Shares set forth on rows (8), (10) and (11) give effect to such blocker.

CUSIP No. 05370A108	SCHEDULE 13D/A	Page 4 of 8 Pages

This Amendment No. 3 (“Amendment No. 3”) relates to and amends the Statement of Beneficial Ownership on Schedule 13D of the Reporting Persons, initially filed jointly by the Reporting Persons with the Securities and Exchange Commission (“SEC”) on June 22, 2020 (the “Original Schedule 13D”), as amended by Amendment No. 1 filed jointly by the Reporting Persons with the SEC on February 2, 2023 (“Amendment No. 1”) and as amended by Amendment No. 2 filed jointly by the Reporting Persons with the SEC on January 24, 2024 (“Amendment No. 2”, and together with the Original Schedule 13D as amended by Amendment No. 1, Amendment No. 2 and this Amendment No. 3, the “Schedule 13D”), with respect to common stock, par value $0.0001 per share (the “Shares”) of the Issuer.

Items 3, 4, 5 (a)-(c), 6 and 7 of the Schedule 13D are hereby amended to the extent hereinafter expressly set forth. All capitalized terms used and not expressly defined herein have the respective meanings ascribed to such terms in the Schedule 13D.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

Item 3 of the Schedule 13D is hereby amended and restated as follows:

The source of funds used for the purchase of the 7,909,269 Shares reported herein and the Pre-Funded Warrants was the working capital of the RTW Funds. The aggregate purchase price of the Shares reported herein and the Pre-Funded Warrants is approximately $221,171,018.

Item 4.	PURPOSE OF TRANSACTION.

Item 4 of the Schedule 13D is hereby amended to add the following:

On February 28, 2024, the RTW Funds and certain other purchasers entered into a securities purchase agreement with the Issuer (the “Securities Purchase Agreement”), pursuant to which the Issuer agreed, among other things and subject to the terms and conditions set forth in the Securities Purchase Agreement, to issue and sell to the RTW Funds, in a private placement (the “Private Placement”), (i) 1,000,000 Shares at a price of $16.50 per Share for an aggregate purchase price of $16,500,000 and (ii) pre-funded warrants to purchase 5,970,059 Shares (the “Pre-Funded Warrants”) at a price of $16.4990 per Pre-Funded Warrant for an aggregate purchase price of approximately $115,000,003. The Private Placement is expected to close on March 4, 2024, subject to customary closing conditions.

The Pre-funded Warrants have an exercise price of $0.001, will be immediately exercisable on the date of issuance and will not expire. Under the terms of the Pre-Funded Warrants, the Issuer may not effect the exercise of any portion of any Pre-Funded Warrant, and the Reporting Persons will not have the right to exercise any portion of any Pre-Funded Warrant, which, upon giving effect to such exercise, would cause the Reporting Persons (together with its affiliates) to own more than 9.99% of the number of Shares outstanding immediately after giving effect to such exercise (the “Blocker”). The percentage set forth on row (13) and the number of Shares set forth on rows (8), (10) and (11) of the cover page for each Reporting Person give effect to the Blocker.

CUSIP No. 05370A108	SCHEDULE 13D/A	Page 5 of 8 Pages

In the event of certain fundamental transactions (as described in the Pre-Funded Warrants), a holder of Pre-Funded Warrants will have the right to receive, upon exercise of the Pre-Funded Warrants, the same amount and kind of securities, cash or property that such holder would have received had they exercised in full the Pre-Funded Warrants immediately prior to such fundamental transaction without regard to any limitations on exercise contained in the Pre-Funded Warrants.

Pursuant to the Securities Purchase Agreement, the Issuer agreed to file a registration statement with the SEC within 30 days after the closing of the Private Placement (subject to certain exceptions) for purposes of registering the resale of the Shares and the Shares issuable upon exercise of the Pre-Funded Warrants, to use its reasonable best efforts to have such registration statement declared effective within the time period set forth in the Purchase Agreement, and to keep such registration statement effective until the earliest of (i) the time as all of the Shares and the Shares issuable upon exercise of the Pre-Funded Warrants have been sold pursuant to the registration statement, or (ii) such time as the Shares and the Shares issuable upon exercise of the Pre-Funded Warrants become eligible for resale by non-affiliates without any volume limitations or other restrictions pursuant to Rule 144 under the Securities Act of 1933, as amended, or any other rule of similar effect.

The foregoing summaries of the Securities Purchase Agreement and the Pre-Funded Warrant do not purport to be complete and are qualified in their entireties by, the full texts of the Securities Purchase Agreement and the Form of Pre-Funded Warrant, which are included as Exhibit 99.4 and Exhibit 99.5 hereto, respectively, and are incorporated by reference herein.

Item 5.	INTEREST IN SECURITIES OF THE COMPANY.

Items 5 (a)-(c) of the Schedule 13D are hereby amended and restated as follows:

(a) See rows (11) and (13) of the cover pages to this Schedule 13D for the aggregate number of Shares and percentages of the Shares beneficially owned by the Reporting Persons. The percentages used in this Schedule 13D are calculated based upon 94,944,246 Shares outstanding, which is the sum of: (i) the 79,719,473 Shares outstanding as of February 15, 2024, as reported in the Issuer’s Annual Report on Form 10-K for the fiscal year ended December 31, 2023, filed with the SEC on February 28, 2024; and (ii) the 15,224,773 Shares to be issued pursuant to the Securities Purchase Agreement as reported in the Issuer's Current Report on Form 8-K filed with the SEC on February 29, 2024, and assumes the exercise of the Pre-Funded Warrants subject to the Blocker.
(b) See rows (7) through (10) of the cover page to this Schedule 13D for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition.
(c) Other than as described in Item 4 of this Amendment No. 3 and as set forth in Schedule A attached hereto, no transactions in the Shares have been effected by the Reporting Persons since the filing of Amendment No. 2.

CUSIP No. 05370A108	SCHEDULE 13D/A	Page 6 of 8 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The last paragraph of Item 6 of Amendment No. 2 is hereby amended and restated as follows:

Since the filing of the Schedule 13D, the Reporting Persons have acquired and disposed of cash-settled swaps that constitute long economic exposure to the Shares (“Long TRS Positions”). Currently the Long TRS Positions of the Reporting Persons constitute long economic notional exposure to 6,529,103 Shares or approximately 6.9% of the outstanding Shares in the aggregate. All balances due under the swaps will be cash settled on the applicable settlement date and may not be settled by the delivery of Shares. In addition, the swaps do not give any of the Reporting Persons direct or indirect voting, investment or dispositive control over any securities of the Issuer, do not provide the Reporting Persons with an option to purchase any securities of the Issuer and do not require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer. The Reporting Persons do not have voting power or dispositive power with respect to the Shares referenced in such cash settled swaps and disclaim beneficial ownership of the to which such swaps relate.

In addition, Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Item 4 of Amendment No. 3 to the Schedule D is incorporated herein by reference.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

Exhibit 99.4:	Securities Purchase Agreement, dated as of February 28, 2024 (incorporated herein by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed on February 29, 2024).

Exhibit 99.5	Form of Pre-Funded Warrant, dated as of February 28, 2024 (incorporated by reference to Exhibit 4.1 to the Issuer’s Current Report on Form 8-K filed on February 29, 2024).

CUSIP No. 05370A108	SCHEDULE 13D/A	Page 7 of 8 Pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATED: March 1, 2024

RTW INVESTMENTS, LP

By:	/s/ Roderick Wong, M.D.
Name:	Roderick Wong, M.D.
Title:	Managing Partner

/s/ Roderick Wong, M.D.
RODERICK WONG, M.D.

CUSIP No. 05370A108	SCHEDULE 13D/A	Page 8 of 8 Pages

Schedule A

This Schedule sets forth information with respect to each purchase and sale of Shares which were effectuated by the Reporting Persons since the filing of Amendment No. 2. All transactions were effectuated in the open market through a broker. The price reported in the column Price Per Share ($) is a weighted average price if a price range is indicated in the column Price Range ($). These Shares were purchased/sold in multiple transactions at prices between the price ranges below. The Reporting Persons will undertake to provide to the staff of the SEC, upon request, full information regarding the number of Shares sold at each separate price.

Trade Date	Shares Purchased (Sold)	Price ($)*	Price Range ($)*

01/24/2024	77,985	10.21	10.1901 - 10.2493
01/25/2024	73,215	10.42	10.3476 – 10.45
01/26/2024	56,580	10.49	10.3846 - 10.50

*       Excluding commissions, SEC fees, etc. (rounded to nearest cents).